For Immediate Release

Exhibit 99.1

TFI International Announces Two LTL Acquisitions

Acquisitions in Both Canada and the US Further Expand North American LTL Presence

Montreal, Quebec, May 1, 2023 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced it has agreed to acquire Siemens Transportation Group (“STG”), and has completed the acquisition of Hot Line Freight Systems (“Hot Line”). Terms of the transactions were not disclosed.

Founded in 1962, the majority of STG’s operations are LTL (Less-Than-Truckload), with a smaller portion of its business in truckload and flatbed. Based in Saskatoon, Saskatchewan, STG is a family-owned business providing a total supply chain solution spanning North America through its 15 terminals, including 11 in Canada and 4 in the US, generating annual revenues of approximately C$150 million. STG’s Doug Siemens will continue to manage the business as part of TFI’s Less-Than-Truckload segment, reporting to Executive Vice-President Chris Traikos. The transaction is subject to regulatory approval.

Founded in 1988, Hot Line is a specialized LTL provider based in Wisconsin. The company’s nearly 200 employees operate a network of 14 terminals (8 of which are owned), generating approximately US$30 million in annual revenues. With a strong focus on expedited one- to two-day LTL service across the Midwest as well as a nationwide over-the-road division concentrating on high-value and white glove freight, Hot Line is renowned for its exceptional customer service. Hot Line’s Paul Burgmeier will continue to manage the business as part of TFI’s Less-Than-Truckload segment, reporting to Executive Vice-President Rick Hashie.

“We are pleased to be expanding our LTL footprint in both Canada and the US with these two LTL acquisitions,” said Alain Bédard, Chairman, President, and Chief Executive Officer of TFI International. “STG’s impressive family-run approach has attracted a loyal customer base across diverse industries, and its compelling geographic presence and well-maintained equipment strategically complement our growing network. Hot Line is another highly attractive acquisition with well-run operations and a strong presence in the midwestern US that will further bolster our LTL presence while allowing us to ramp its cross-border business. We are thrilled to welcome Doug, Paul and their impressive teams to our growing family of companies and look forward to watching both STG and Hot Line succeed under the TFI International umbrella.”

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States and Canada through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Package and Courier;
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Less-Than-Truckload;
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Truckload;
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Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com

FORWARD-LOOKING STATEMENTS

TFI International Inc. (the “Company”) may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate, and successfully integrate acquisitions.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of the 2022 Q4 MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.